UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Registrant’s Certifying Accountant

On January 20, 2021, the Board of Directors of Triterras, Inc. (the “Company”) received formal notice that the Company’s independent auditors KPMG LLP (“KPMG”) had made the decision to resign as our independent accountants effective January 20, 2021. On January 21, 2021, the Board of Directors voted unanimously to accept the resignation.

The reports of KPMG on the financial statements of Triterras Fintech Pte. Ltd (the Company’s operating subsidiary) for the fiscal years ended February 29, 2020 and February 28, 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended February 29, 2020 and February 28, 2019, and the subsequent interim period from March 1, 2020 through the date of termination, (i) the Company did not have disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F, except for the material weaknesses in the Company’s internal control over financial reporting (the “Material Weaknesses”) as disclosed in the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2020. The Audit Committee and Board of Directors of Triterras Fintech Pte. Ltd, which prior to consummation of the business combination on November 10, 2020 was not the Company’s subsidiary, discussed the Material Weaknesses with KPMG. The Company has authorized KPMG to respond fully to the inquiries of the successor accountant of the Company concerning the Material Weaknesses. There is no disagreement with KMPG on the above matters.

The Company provided KPMG with a copy of this Form 6-K prior to its filing with the U.S. Securities and Exchange Commission (“SEC”) and requested that KPMG furnish it with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of KPMG’s letter, dated January 25, 2021, is attached as Exhibit 99.1 to this Form 6-K.

The Company is in discussions regarding the engagement of another independent accounting firm of international repute.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending February 28, 2021 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2020

Triterras, Inc.

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director, Executive Chairman and Chief Executive Officer

Exhibit No.	Description

99.1	Press Release: Triterras Inc. Announces Independent Investigation by the Audit Committee to Address and Rebut Recent Short Report, dated January 25, 2021.

99.2	Letter from KPMG LLP, dated January 25, 2021.

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